UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 7, 2019	3
2.	Press Release, dated March 7, 2019	5

Grifols,S.A. Avingucla de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (''Grifols") hereby informs about the following RELEVANTEVENT Grifols reported in the Relevant Event dated 21 November 2018 that it had started conversations with Shanghai RAAS Blood Products Co Ltd. ("SR") in order to make an investment in this company, which is listed in Shenzhen Stock Exchange (People's Republic of China). Grifols would like now to inform that these conversations have resulted in Grifols and SR signing an agreement for asset purchase by share issue, according to which: - Grifols will acquire 26.2% voting and economic rights in SR. Grifols will contribute 45% economic rights in its US subsidiary Grifols Diagnostic Solutions Inc. ("GDS") that is wholly owned by Grifols and 40% voting rights in GDS and, therefore, Grifols will continue to hold 55% economic rights and 60% voting rights in GDS. After the consummation of the transaction, the main shareholders in SR will be Creat Group Co. Ltd. ("Creat"), (ca. 26.7%), Grifols (ca. 26.2%) and RAAS China Limited (ca. 25.8%). Other minority and institutional investors will hold the remaining shares. Grifols will have the right to appoint three directors in SR and SR will have the right to appoint one director in GDS. Grifols will have a veto right on certain decisions such as issue of shares, disposal of assets, mergers and modification of the articles of association, including anti-dilution clauses to protect Grifols' stake. To this end, reinforced quorum will be included in SR's articles of association. Creat has agreed not to sell its stake in SR to a competitor of Grifols and Grifols will not be able to sell its stake in GDS to any Chinese company. - - Moreover, Grifols and SR have entered into an Exclusive Strategic Alliance Agreement, which sets up the international manufacturing and quality standards SR needs to meet. Grifols will appoint a quality person to provide advice on and follow compliance with such agreed quality standards. SR will be the exclusive distributor of Grifols bioscience and diagnostic products in China. In exchange of royalties, Grifols will provide technological and know-how suppmi in Bioscience and Diagnostic fields to SR for use in China. Grifols will also provide engineering services to SR in exchange of fees. SR commits to use GDS NAT technology in its plasma collection businesses. I$=0 :U:OmOI.'1.·004 I!J• m1· . OHSA'l 1100U007 . • 1!1 ··' .,-,...,l uvcom 1D ti0317U /;;!. TUVR hetnland

GRIFOLS Grifols does not need any source of external funding to carry out this transaction. GDS valuation is USD 4,279 bn and RMB 7.50 the price per share of SR. This transaction is subject to the approval of the regulatory authorities of the People's Republic of China and the United States of America. The transaction is expected to be closed in the second half of 2019. In Barcelona, on 7 March 2019 Nuria Martin Barnes Secretary to the Board ofDirectors

Grifols enters a strategic alliance with

Shanghai RAAS to boost growth of its plasma-derived products and diagnostic solutions in China

•            China has been one of the fastest-growing hemoderivatives markets in recent years (+16% annual growth(1)) and demand for NAT technology is forecast to grow significantly as it increasingly adopts leading-edge diagnostic solutions to enhance the safety of blood and plasma donations

•            Under the agreement, Grifols will control a 26.2% stake in Shanghai RAAS (economic and voting rights) in exchange for a non-majority share (45% economic and 40% voting rights) in Grifols Diagnostic Solutions (GDS), a wholly-owned subsidiary

•            Grifols will maintain the right of veto for certain decisions such as share issuances, asset divestments, mergers and bylaw amendments

•            Grifols will appoint three members on Shanghai RAAS’s Board of Directors and quality and manufacturing officers to guarantee compliance with the “Quality Assurance Agreement,” also included in the strategic alliance

•            The transaction is expected to close in the second half of 2019, pending approval by regulatory authorities

Barcelona, March 7, 2019.- Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), one of the world’s three top manufacturers of plasma-derived medicines to treat life-threatening diseases and a forerunner in the development of plasma protein replacement therapies, and Shanghai RAAS (002252.SZ), a leader in China’s plasma derivatives sector, have reached a Strategic Alliance Agreement to manufacture, market and develop plasma products and transfusion diagnostic solutions in the Chinese market in compliance with international quality and safety standards.

Under the agreement, Grifols will reinforce its global expansion strategy and commercial presence in the People’s Republic of China; among the markets with the greatest growth potential for plasma-derived products and transfusional diagnostic solutions.

This alliance is an important step forward in Grifols’ sustainable growth and long-term strategy, generating value for all of its divisions, particularly the Bioscience and Diagnostic Divisions.

(1)  Source: FactSet as of 28 September 2018, company filings, broker reports

In exchange, the agreement will enable Shanghai RAAS to diversify its business with the support of a global leader in NAT technology and other innovative diagnostic solutions.

Shanghai RAAS will also become Grifols’ exclusive distributor of plasma-derived products and transfusional diagnostic solutions in China.

The strategic alliance includes a provision for a specific “Quality Assurance Agreement” to ensure that all activities performed by Shanghai RAAS in relation to plasma collection and production of plasma-derived medicines adhere to the strictest international quality-control mandates. To this end, Grifols will appoint officers and provide advice to oversee Shanghai RAAS’s quality and manufacturing areas.

The agreement also stipulates that Shanghai RAAS will use Grifols’ NAT technology to screen plasma donations throughout its network of 41 plasma collection centers.

Grifols to become the second-largest shareholder in Shanghai RAAS

As part of their strategic alliance, Grifols will acquire a 26.2% stake in Shanghai RAAS capital to Grifols (economic and voting rights) in exchange for a non-majority share in Grifols Diagnostics Solutions (45% economic and 40% voting rights). Grifols will maintain operating, political and economic control of Grifols Diagnostics Solutions (GDS).

Upon completion of the transaction, Grifols will become the second-largest shareholder in Shanghai RAAS behind Creat Group Co. Ltd, which owns a 26.7% share. RAAS China Ltd will hold a 25.8% stake, with the remaining capital distributed among institutional investors and minority shareholders.

Grifols will appoint three members on the Shanghai RAAS Board of Directors, which includes nine members. It will also have the right of veto in instances such as share issuance, divestment of material assets, mergers and bylaw amendments, among others, in addition to subscription rights in possible capital increases. Shanghai RAAS will have a member on the GDS board.

No external financing is required to fund the transaction. GDS valuation is USD 4,279 Bn and the price per share of Shanghai RAAS is RMB 7.50.

The transaction is subject to approval by the Chinese and U.S. regulatory authorities. It is expected to close in the second half of 2019.

Grifols retained Osborne Clarke, S.L.P, Proskauer Rose, L.L.P and JunHe L.L.P. as legal advisors, and Nomura as lead financial advisor and China International Capital Corporation Limited as financial advisor for PRC affairs.

Investor contact:

Investor Relations

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com
Duomo Comunicación - Grifols Press Office
Phone number: +34 91 311 92 89 - +34 91 311 92 90

About Shanghai RAAS

Founded in 1988 and headquartered in Shanghai, Shanghai RAAS is the leading blood plasma player in China. The company specializes in the research and manufacture and sale of plasma derived products for therapeutic use in the areas of immunology, haematology and intensive care medicines.

Shanghai RAAS’s shares are publicly-listed on China’s Shenzhen exchange.

The company has 41 blood collection centers in 10 provinces in China, with an annual production capacity of over 1.1 million litres. Shanghai RAAS also operates three fractionation facilities in China with a capacity of 2 million litres and has 11 key products with leadership positions in Albumin, IVG and Factor VII.

About Grifols

Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care.

Grifols’ three main divisions - Bioscience, Diagnostic and Hospital - develop, produce and market innovative products and services that are available in more than 100 countries.

With a network of 256 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory.

Grifols is headquartered in Barcelona, Spain and has over 21,000 employees in 30 countries.

With nearly EUR 4,500 in revenues in 2018, Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS). For more information, visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: March 7, 2019